Docebo Reports Second Quarter 2024 Results

TORONTO, ONTARIO - August 8, 2024 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading learning platform provider with a foundation in artificial intelligence (AI) and innovation, announced financial results for the three and six months ended June 30, 2024. All amounts are expressed in US dollars unless otherwise stated.

“We are pleased to report second quarter results that surpassed our expectations for both revenue and profitability,” stated Alessio Artuffo, Interim CEO, President, and COO. “Our leadership in the learning industry, along with the effective use of AI continue to set us apart from legacy competitors. We look forward to showcasing new capabilities at our upcoming Inspire Conference in Dallas next month.”

Second Quarter 2024 Financial Highlights
•Subscription revenue of $49.8 million, an increase of 22% from the comparative period in the prior year, represented 94% of total revenue.
•Total revenue of $53.1 million, an increase of 22% from the comparative period in the prior year.
•Gross profit of $42.8 million, an increase of 22% from the comparative period in the prior year, represented 80.7% of revenue, compared to 80.7% of revenue for the comparative period in the prior year.
•Net income of $4.7 million, or $0.15 per share, compared to net loss of $(5.7) million, or $(0.17) per share for the comparative period in the prior year.
•Adjusted Net Income1 of $7.9 million, or Adjusted Earnings per share of $0.26, compared to Adjusted Net Income of $4.7 million, or Adjusted Earnings per share of $0.14 for the comparative period in the prior year.
•Annual Recurring Revenue (“ARR”)1 added during the quarter of $4.9 million, after adjusting for the negative impact of $0.2 million resulting from the strengthening of the U.S. dollar relative to foreign currencies. As at June 30, 2024, ARR was $205.9 million, an increase of $33.0 million (or 19%) from $172.9 million as at the end of the second quarter of 2023.
•Adjusted EBITDA1 of $8.0 million, representing 15.0% of total revenue, compared to $3.1 million, representing 7.0% of total revenue, for the comparative period in the prior year.
•Cash flow from operating activities of $6.8 million, compared to $5.5 million for the comparative period in the prior year.
•Free Cash Flow1 of $8.4 million, representing 15.9% of total revenue, compared to $7.0 million, representing 16.2% of total revenue, for the comparative period in the prior year.

Second Quarter 2024 Business Highlights
•Docebo is now used by 3,898 customers, an increase from 3,591 customers at the end of June 30, 2023.
•Strong growth in Average Contract Value1, calculated as total Annual Recurring Revenue divided by the number of active customers, from $48,148 as at June 30, 2023 to $52,822 as at June 30, 2024.
•Notable new customer wins in the quarter include USA Hockey. Founded in 1937, USA Hockey has grown to support more than one million players, coaches, officials and parents and is recognized by the International Olympic Committee and the United States Olympic & Paralympic Committee as the governing body for organized ice hockey in the United States. They chose Docebo for their member training needs, which will leverage our e-commerce capabilities to help generate funding for the organization, as well as to support several employee experience use cases including onboarding, compliance and leadership development learning requirements.
•One of the world’s largest soft drink beverage companies selected Docebo to support multiple employee learning use cases including sales enablement, customer support, engineering enablement, onboarding, leadership training, professional development and compliance training.
•Axon, a technology leader in global public safety, is focused on building the public safety operating system of the future by integrating hardware devices and cloud software solutions that lead modern policing, defense and security. Their growing global customer base includes first responders across international, federal, state and local law enforcement, fire, corrections and emergency medical services, as well as the justice sector, commercial enterprises and consumers. They partnered with Docebo to address their revenue generating customer and partner training requirements, as well as for employee experience requirements for onboarding and professional development.
•A global cybersecurity leader selected Docebo to address customer experience use cases for partner and customer training as a source of e-commerce revenue, and for employee experience use cases including sales enablement, leadership training, professional development onboarding and compliance.
•A leading European-based artificial intelligence company providing full-stack sovereign technology for generative AI for enterprises and governmental agencies in multiple languages chose Docebo to address customer experience use cases for partner and customer training, memberships, and continuing education management, as well as for employee experience use cases such as sales enablement, customer support, engineering enablement, leadership training, onboarding and compliance training.
•Freedom Mortgage, one of the largest full-service mortgage companies and a top Veterans Administration (VA) and Federal Housing Administration (FHA) lender in the US, expanded their use of the Docebo’s learning platform. The company has been using Docebo to address both customer and employee experience use case needs including customer and partner education, customer support, onboarding; and compliance.
•Docebo has again expanded its learner base at Databricks, a Data and AI company. Databricks has deployed Docebo’s learning platform to address a number of customer and employee experience use cases including partner and customer training, sales enablement, professional development, leadership training, onboarding and compliance.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Financial Outlook

Docebo is providing financial guidance for the three months ended September 30, 2024 as follows:

•Total revenue between $54.0 million and $54.2 million
•Adjusted EBITDA as a percentage of total revenue between 15.0% to 15.5%

Management expects subscription revenue to grow about one percentage point higher than overall company revenue while professional services revenue to be down sequentially from Q2.

Docebo is providing revised financial guidance for the fiscal year ended December 31, 2024 as follows:

•Total revenue growth between 18.0% to 19.0%
•Adjusted EBITDA as a percentage of total revenue between 15.0% to 15.5%

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information.” A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Second Quarter 2024 Results

Selected Financial Measures

	Three months ended June 30,				Six months ended June 30,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue (in thousands of US dollars)	49,821	40,846	8,975	22.0%	97,711	79,690	18,021	22.6%
Professional Services (in thousands of US dollars)	3,233	2,748	485	17.6%	6,746	5,363	1,383	25.8%
Total Revenue (in thousands of US dollars)	53,054	43,594	9,460	21.7%	104,457	85,053	19,404	22.8%

Gross Profit (in thousands of US dollars)	42,797	35,184	7,613	21.6%	84,274	68,589	15,685	22.9%
Percentage of Total Revenue	80.7%	80.7%			80.7%	80.6%

Net Income (in thousands of US dollars)	4,698	(5,674)	10,372	182.8%	9,867	(4,429)	14,296	322.8%
Earnings per Share - Basic	0.15	(0.17)	0.32	188.2%	0.33	(0.13)	0.46	353.8%
Earnings per Share - Diluted	0.15	(0.17)	0.32	188.2%	0.32	(0.13)	0.45	346.2%

Cash Provided by (used in) Operating Activities (in thousands of US dollars)	6,761	5,454	1,307	24.0%	15,187	3,273	11,914	364.0%

Key Performance Indicators and Non-IFRS Measures

	As at June 30,
	2024	2023	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	205.9	172.9	33.0	19.1%
Average Contract Value (in thousands of US dollars)	52.8	48.1	4.7	9.8%
Customers	3,898	3,591	307	8.5%

	Three months ended June 30,				Six months ended June 30,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA (in thousands of US dollars)	7,954	3,055	4,899	160.4%	15,421	5,265	10,156	192.9%
Adjusted Net Income (in thousands of US dollars)	7,929	4,677	3,252	69.5%	15,203	7,904	7,299	92.3%
Adjusted Earnings per Share - Basic	0.26	0.14	0.12	85.7%	0.50	0.24	0.26	108.3%
Adjusted Earnings per Share - Diluted	0.26	0.14	0.12	85.7%	0.49	0.24	0.25	104.2%
Working Capital (in thousands of US dollars)	8,518	118,304	(109,786)	(92.8)%	8,518	118,304	(109,786)	(92.8)%
Free Cash Flow (in thousands of US dollars)	8,446	7,048	1,398	19.8%	17,644	4,760	12,884	270.7%

Conference Call

Management will host a conference call on Thursday, August 8, 2024 at 8:00 am ET to discuss these second quarter results. To access the conference call, please dial +1.646.960.0169 or +1-888-440-6849 or access the webcast at
https://docebo.inc/events-and-presentations/default.aspx. The Company will post Prepared Management Remarks in (.pdf format) regarding its Q2-2024 results which will be the subject of this call on the Investor Relations section of Docebo’s website at https://investors.docebo.com.

The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2024 and Management’s Discussion & Analysis for the same period have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until August 15, 2024 and for 90 days on our website. To listen to the recording, please visit the webcast link which can be found on Docebo’s investor relations website at https://docebo.inc/events-and-presentations/default.aspx or call +1.609.800.9909 or 1-800-770-2030 and enter passcode 8722408#.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ended September 30, 2024 in respect of total revenue, Adjusted EBITDA as a percentage of total revenue and subscription revenue and fiscal year ended December 31, 2024 in respect of total revenue, and Adjusted EBITDA as a percentage of total revenue discussed under “Financial Outlook” in this press release; our 2024 product roadmap, the expanded use of AI across our platform; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
•issues in the use of AI in our platform may result in reputational harm or liability;

•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 22, 2024 (“AIF”), which is available under our profile on SEDAR+ at www.sedarplus.ca.

Our guidance for the three months ended September 30, 2024 in respect of total revenue, Adjusted EBITDA as a percentage of total revenue and subscription revenue and fiscal year ended December 31, 2024 in respect of total revenue, and Adjusted EBITDA as a percentage of total revenue is subject to certain assumptions and associated risks as stated under “Forward-Looking Statements,” and in particular the following:
•currency assumptions, in particular that the US dollar will remain strong against other major currencies;
•there will be continued macro-economic headwinds that will specifically affect our SMB and lower mid-market customers;
•there will be a seven-figure negative impact on our Annual Recurring Revenue base resulting from a large enterprise customer terminating its agreement with us following a sale to an organization that has an in-house LMS;
•our ability to win business from new customers and expand business from existing customers;
•the timing of new customer wins and expansion decisions by our existing customers;
•maintaining our customer retention levels, and specifically, that customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates not materially inconsistent with our historical experience; and
•with respect to Adjusted EBITDA as a percentage of revenue, our ability to contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three and six months ended June 30, 2024 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our unaudited condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the following periods:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US dollars, except per share data)	2024	2023	2024	2023
	$	$	$	$
Revenue	53,054	43,594	104,457	85,053
Cost of revenue	10,257	8,410	20,183	16,464
Gross profit	42,797	35,184	84,274	68,589

Operating expenses
General and administrative	8,176	9,345	16,331	16,901
Sales and marketing	16,895	18,048	33,328	34,820
Research and development	10,766	8,808	21,178	16,185
Share-based compensation	1,923	1,326	3,855	2,593
Foreign exchange (gain) loss	(310)	4,355	(810)	4,457
Depreciation and amortization	824	824	1,642	1,531
	38,274	42,706	75,524	76,487
Operating income (loss)	4,523	(7,522)	8,750	(7,898)

Finance income, net	(671)	(2,406)	(1,216)	(4,573)
Other (income) loss	(14)	—	(15)	183
Income (loss) before income taxes	5,208	(5,116)	9,981	(3,508)

Income tax expense	510	558	114	921

Net income (loss)	4,698	(5,674)	9,867	(4,429)

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	447	(4,209)	1,344	(4,368)

Comprehensive income (loss)	4,251	(1,465)	8,523	(61)

Earnings per share - basic	0.15	(0.17)	0.33	(0.13)
Earnings per share - diluted	0.15	(0.17)	0.32	(0.13)
Weighted average number of common shares outstanding - basic	30,350,110	33,151,370	30,334,858	33,127,156
Weighted average number of common shares outstanding - diluted	31,059,307	33,151,370	31,051,667	33,127,156

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	June 30, 2024	December 31, 2023	Change	Change
	$	$	$	%
Cash and cash equivalents	82,084	71,950	10,134	14.1%
Total assets	173,708	158,375	15,333	9.7%
Total liabilities	131,248	107,654	23,594	21.9%
Total long-term liabilities	4,118	5,957	(1,839)	(30.9)%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value ”, “Adjusted EBITDA”, “Adjusted Net Income”, “Adjusted Earnings per Share - Basic and Diluted”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into annual or multi-year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at June 30, 2024 and 2023 were as follows:

	2024	2023	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	205.9	172.9	33.0	19.1%
Average Contract Value (in thousands of US dollars)	52.8	48.1	4.7	9.8%

Adjusted EBITDA

Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation, transaction related expenses and restructuring costs, if any.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$
Net income (loss)	4,698	(5,674)	9,867	(4,429)
Finance income, net(1)	(671)	(2,406)	(1,216)	(4,573)
Depreciation and amortization(2)	824	824	1,642	1,531
Income tax expense	510	558	114	921
Share-based compensation(3)	1,923	1,326	3,855	2,593
Other income(4)	(14)	—	(15)	183
Foreign exchange (gain) loss(5)	(310)	4,355	(810)	4,457
Acquisition related compensation(6)	994	732	1,984	988
Transaction related expenses(7)	—	556	—	810
Restructuring(8)	—	2,784	—	2,784
Adjusted EBITDA	7,954	3,055	15,421	5,265
Adjusted EBITDA as a percentage of total revenue	15.0%	7.0%	14.8%	6.2%

(1)Finance income, net, is primarily related to interest income earned on cash and cash equivalents as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations, and contingent consideration as well as bank fees and other expenses.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other (income) expense, net is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent the earn-out portion of the consideration paid to the vendors of previously acquired businesses that is associated with the achievement of certain acquisition related performance and other obligations.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

(8)    There was a reduction in workforce during the second quarter of 2023 that resulted in severance payments to employees. Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility.

Adjusted Net Income and Adjusted Earnings per Share - Basic and Diluted

Adjusted Net Income is defined as net income excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, restructuring costs, foreign exchange gains and losses, and income taxes.

Adjusted Earnings per share - basic and diluted is defined as Adjusted Net Income divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income presented in our financial statements is net income.

The following table reconciles net income to Adjusted Net Income for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$
Net income (loss) for the period	4,698	(5,674)	9,867	(4,429)
Amortization of intangible assets	172	226	345	311
Share-based compensation	1,923	1,326	3,855	2,593
Acquisition related compensation	994	732	1,984	988
Transaction related expenses	—	556	—	810
Restructuring	—	2,784	—	2,784
Foreign exchange (gain) loss	(310)	4,355	(810)	4,457
Income tax (recovery) expense related to adjustments(1)	452	372	(38)	390
Adjusted net income (loss)	7,929	4,677	15,203	7,904

Weighted average number of common shares - basic	30,350,110	33,151,370	30,334,858	33,127,156
Weighted average number of common shares - diluted	31,059,307	33,151,370	31,051,667	33,127,156
Adjusted earnings per share - basic	0.26	0.14	0.50	0.24
Adjusted earnings per share - diluted	0.26	0.14	0.49	0.24
(1) This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.

Working Capital

Working Capital as at June 30, 2024 and 2023 was $8.5 million and $118.3 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. Working Capital is not a recognized measure under IFRS.

The following table represents the Company’s working capital position as at June 30, 2024 and 2023:

	2024	2023
	$	$
Current assets	141,529	258,853
Less: Current portion of net investment in finance lease	(81)	(83)
Less: Current portion of contract costs	(7,661)	(5,545)
Current assets, net of net investment in finance lease and contract costs	133,787	253,225

Current liabilities	127,130	137,601
Less: Current portion of contingent consideration	—	(1,136)
Less: Current portion of lease obligations	(1,861)	(1,544)
Current liabilities, net of contingent consideration and lease obligations	125,269	134,921
Working capital	8,518	118,304

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow from operating activities.

The following table reconciles our cash flows from operating activities to Free Cash Flow:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$
Cash flow from operating activities	6,761	5,454	15,187	3,273
Purchases of property and equipment	(284)	(159)	(487)	(266)
Acquisition related compensation paid	1,969	189	2,638	189
Transaction related expenses paid	—	440	306	440
Restructuring costs paid	—	1,124	—	1,124
Free cash flow	8,446	7,048	17,644	4,760
Free cash flow as a percentage of total revenue	15.9%	16.2%	16.9%	5.6%